July 5, 2019

Kevin J. Kuhar

Accounting Branch Chief

Office of Electronics and Machinery

Securities and Exchange Commission

Washington, D.C.  20549

RE:         Plug Power Inc.

Form 10-K for Fiscal Year Ended December 31, 2018

Filed March 13, 2019

Form 8-K filed March 7, 2019

Response dated May 8, 2019

File No. 001-34392

Dear Mr. Kuhar:

This letter is submitted on behalf of Plug Power Inc. (the “Company”, “Plug”, “us”, or “our”) in response to the comments of the Staff of the Division of Corporation Finance (“Staff”) of the Securities and Exchange Commission (“Commission”) as set forth in your letter to the Company dated June 20, 2019.  For your convenience, the Staff’s comments and the responses thereto are set forth sequentially below.

Form 10-K for the Fiscal Year Ended December 31, 2018

Nature of Operations

Liquidity, page F-10

1.                                We note your response to prior comment 3.  Please describe to us the specific terms of any renewal and purchase options contained in your agreement with Wells Fargo, including the renewal periods, rates and exercise prices and how those rates and prices are determined.

Company Response:

Our agreement with Wells Fargo does not contain a purchase or renewal option.

2.                                We further note in your response to prior comment 3 that the fair value of the leased asset is based upon the sales price to the lessor in your sale/leaseback transactions.  Please tell us how you considered the fact that the sale price might be different than the fair value of the asset and the paragraphs you relied upon in GAAP for your conclusion.  Refer to ACS 842-40-30-1 and paragraph 361 in the Basis of Conclusions.

Company Response:

For each sale leaseback that Plug enters into with a buyer/lessor, Plug refers to ASC 842-40-30-1 in determining whether the sales leaseback transaction is at fair value.  Specifically, Plug compares the sales price of the asset to the fair value of the asset.  In determining the fair value of the asset, Plug compares the sales price to the buyer/lessor to similar sales to other Plug customers.  This comparison ensures that the sales price to the buyer/lessor is representative of fair value.

3.                                We note your response to prior comment 4.  Please describe to us the specific terms of the renewal options contained in your PPA lease agreements, including renewal periods and rates and how those rates are determined.

Company Response:

The PPA agreement does not contain a renewal option.

4.                                We note from your response to prior comment 4 that you used an incremental borrowing rate of two percent to determine the present value of the lease payments in your PPAs.  Please explain to us how you concluded it was appropriate to use an incremental borrowing rate instead of the rate implicit in the lease.  In your response address the consideration you gave to ASC 842-10-25-4 and 842-30-30-1.

Company Response:

In our response to prior comment 4, we inadvertently referred to the two percent as an incremental borrowing rate.  It was meant to represent a conservative estimate of the rate implicit in the lease.   The rate implicit in these leases actually range from 4%-6%.

Form 8-K filed May 8, 2019

Exhibit 99.1, page 1

5.                                We note from your response to comment 7 that you consider adjusted EBITDA to be a liquidity measure.  However, we note that you are excluding the cash flow effects associated with changes in working capital from the measure, which appears to be inconsistent with presenting a liquidity measure and may be potentially misleading to investors.  Please revise your non-GAAP presentation accordingly.

Company Response:

Plug will revise our future non-GAAP presentation of adjusted EBITDA accordingly.

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If you should have any questions concerning this matter, please contact me at 518-738-0319 or Gerard L. Conway, Jr. at 518-738-0281.

PLUG POWER INC.

By:	/s/ Paul B. Middleton
Name:	Paul B. Middleton
Title:	Chief Financial Officer

Cc:	Robert P. Whalen, Jr., Goodwin Procter LLP
Dean Geesler, KPMG LLP